SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2014

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated April 22, 2014	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: April 23, 2014	By:	/s/ Li Yue

		Name:	Li Yue
		Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

UNAUDITED KEY PERFORMANCE INDICATORS FOR THE FIRST QUARTER OF 2014

The unaudited financial data of the Group for the first quarter of 2014 reflected:

•	Operating revenue reached RMB154.8 billion, up by 7.8% over the same period of last year

•	EBITDA was RMB57.6 billion, down by 5.9% over the same period of last year

•	Profit attributable to equity shareholders was RMB25.2 billion, down by 9.4% over the same period of last year

In accordance with the Company’s disclosure policy and in order to further enhance the transparency of the Group and provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group in a timely manner, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first quarter of 2014.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2014 to 31 March 2014	For the period from 1 January 2013 to 31 March 2013	Change

Operating Revenue (RMB)	154.828 billion	143.631 billion	7.8%
EBITDA (RMB)	57.592 billion	61.213 billion	-5.9%
EBITDA Margin	37.2%	42.6%
Profit Attributable to Equity Shareholders (RMB)	25.244 billion	27.879 billion	-9.4%
Margin of Profit Attributable to Equity Shareholders	16.3%	19.4%

Operating Data

	As at 31 March 2014/ For the period from 1 January 2014 to 31 March 2014	As at 31 December 2013/ For the period from 1 October 2013 to 31 December 2013

Total Customers	781.08 million	767.21 million
Net Additional Customers for the relevant reporting period	13.88 million	12.02 million
3G Customers	224.98 million	191.62 million
Net Additional 3G Customers for the relevant reporting period	33.35 million	22.12 million
4G Customers	2.79 million	—
Average Revenue per User per Month (ARPU) during the relevant reporting period (RMB/user/month)	62	68
Total Voice Usage for the relevant reporting period (minutes)	1,043.3 billion	1,095.7 billion
Average Minutes of Usage per User per Month (MOU) during the relevant reporting period (minutes/user/month)	456	476
Wireless Data Traffic for the relevant reporting period (MB)	566.8 billion	660.8 billion
of which:
Mobile Data Traffic (MB)	190.1 billion	161.9 billion
WLAN Data Traffic (MB)	376.7 billion	498.9 billion
SMS Usage for the relevant reporting period (messages)	153.0 billion	163.8 billion

In the first quarter of 2014, the Group experienced severe challenges in its operations and development as the impact of mobile Internet on the traditional communications business became more evident, the traditional communications market became more saturated and horizontal competition among operators in the industry became increasingly fiercer. Facing the difficulties and challenges, the Group aligned with the developing trends of mobile Internet and continued to promote strategic transformation and reform and innovation. Capitalizing on the opportunity of full commercialization of 4G, the Group focused on enhancing its data traffic operation capabilities and sustained positive trends in its operations and development. The Group’s operating revenue of the first quarter of 2014 reached RMB154.8 billion, representing an increase of 7.8% compared to the same period of last year. EBITDA was RMB57.6 billion, representing a decrease of 5.9% compared to the same period of last year. Profit attributable to equity shareholders was RMB25.2 billion, representing a decrease of 9.4% compared to the same period of last year. Margin of profit attributable to equity shareholders of 16.3% was maintained at an industry-leading level.

In the first quarter of 2014, the Group continuously deepened the development of its Four- Network Coordination, vigorously promoted the construction of its 4G (TD-LTE) network and endeavored to build a superior 4G network. In the meantime, through various means including increasing the sale of devices and optimizing its tariff structure, the Group enhanced 3G/4G marketing capabilities, continued to consolidate the customer base and achieved a favorable development in its overall 3G/4G business. The average monthly net additional customers for the first quarter exceeded 4.60 million and the Group’s total customers reached 781 million as at 31 March 2014. There was rapid growth in 3G customers, with the number of 3G customers reaching 225 million; the growth momentum in 4G customers was favorable, with the number of 4G customers reaching 2.79 million. Due to factors including the increase in the number of low usage customers, the scenario of “one customer with multiple SIM cards” becoming more and more popular and the Group continuing to steadily promote tariff adjustment, ARPU continued to decline during the relevant period. In the first quarter of 2014, with the continued accelerating substitution effect of Over The Top (OTT) products on the traditional communications business, the growth in the total voice usage for the first quarter of 2014 was further slowed down, with an increase of only 0.6% compared to the same period of last year. The Group continuously promoted the healthy development of its data business. Data business, particularly the wireless data traffic business, was more pivotal in stabilizing the growth of the Group’s operating revenue and safeguarding the Group’s sustainable development. Wireless data traffic increased by 48.1% in the first quarter of 2014 compared to the same period of last year, of which mobile data traffic increased by 83.8% compared to the same period of last year.

Against the background of accelerating strategic transformation and capacity enhancement, the Group faced continuously increasing pressure in infrastructure resources allocation and cost control. The Group will continuously uphold the principles of forward-looking planning, effective resource allocation, rational investment and refined management in cost allocation, endeavor to achieve a low-cost, highly efficient operation, consistently reinforce and enhance its core competitiveness, strike a proper balance between the Group’s short-term performance and long-term development and maintain favorable capabilities to create value.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Mobile Limited
Xi Guohua
Chairman

Hong Kong, 22 April 2014

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

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